Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-161221

On April 26, 2012, Suburban Propane Partners, L.P. delivered a webcast presentation to its investors. The transcript of the presentation is provided below.

Final Transcript

SUBURBAN PROPANE

April 26, 2012/11:00 a.m. EDT

SPEAKERS

Davin D’Ambrosio

Michael J. Dunn, Jr.

Michael Stivala

PRESENTATION

Moderator	Ladies and gentlemen, thank you for standing by. Welcome to the Suburban Propane conference call. At this time all participants are in a listen-only mode. Later, we will conduct a question and answer session. Instructions will be given at that time. As a reminder, this conference is being recorded.

I would now like to turn the conference over to our host, Mr. Davin D’Ambrosio. Please, go ahead.

SUBURBAN PROPANE

Host: Davin D’Ambrosio

April 26, 2012/11:00 a.m. EDT

D. D’Ambrosio	Thank you Kathy. Good morning and thank you for joining us this morning. I’m Davin D’Ambrosio, vice president and treasurer here at Suburban. The purpose of the call today is to discuss the details of the transaction that we announced this morning regarding the purchase of retail propane operations of Inergy.

Our call today is supported by a slide presentation that you may access either through a link provided in our press release this morning or on our home page at Suburbanpropane.com.

Before getting started, I will cover the required disclosures regarding forward-looking statements: The following information contains forward-looking statements relating to our future business expectations and predictions and financial conditions in result of the operation. Some of these statements can be identified by the use of forward-looking terminology such as, prospect, estimate, intend, may, will, should, contemplate, expects, or plan with a negative or other variation of these or similar words, or by discussion of trends and conditions, strategies, or risks and uncertainties.

SUBURBAN PROPANE

Host: Davin D’Ambrosio

April 26, 2012/11:00 a.m. EDT

These forward-looking statements involve certain risks and uncertainties that could cause actual results to differ materially from those discussed or implied in such forward-looking statements. They include statements regarding the timing and expected benefits of our acquisition of the Inergy Propane, and also include statements relating to or regarding the cost-savings, transaction costs, integration costs that we anticipate to arise from the acquisition, various actions to be taken or requirements to be made in connection with completing the acquisition or integrating the operations of Inergy Propane into our operations. Revenue, income, and operations with a combined company after the Inergy Propane acquisition is consummated. Future issuance of debt and equity securities and our ability to achieve financing in connection with the acquisition, or otherwise, and other objectives, explanations, intentions, or other statements that are not historical facts.

The forward-looking statements are subjected to a number of factors and uncertainties that could cause actual results to differ materially from those described in forward-looking statements. A full discussion of our operations and financial condition, including factors that may affect our business and future prospects, is contained in documents we have filed with the SEC, and will be contained in subsequent filings with the SEC.

SUBURBAN PROPANE

Host: Davin D’Ambrosio

April 26, 2012/11:00 a.m. EDT

You should also refer to the factors included under the captions risk factors and disclosure regarding forward-looking statements in our annual report on form 10-K for the fiscal year ended September 24, 2011, and quarterly report on 10-Q for the quarter of a period, December 24, 2011. While we believe that our assumptions are reasonable, it is very difficult to predict the impact of known factors on and it is impossible to anticipate all factors that could affect our actual results. We undertake no obligation to publicly update or revise any forward-looking statement as a result of new information, future event or otherwise, except as otherwise required by law.

At this time, I’d like to get the call started by turning it over to Mike Dunn, our president and chief executive officer.

M. Dunn	Thank you Davin and good morning and thank you everyone for joining us today. As Davin said, I’m Mike Dunn, president and CEO. With me is Mike Stivala, our chief financial officer, and of course, you’ve met Davin vis-à-vis the forward statements.

SUBURBAN PROPANE

Host: Davin D’Ambrosio

April 26, 2012/11:00 a.m. EDT

The agenda for today’s presentation is as follows: Take a brief walk through the transaction, an overview of Suburban, an overview of the opportunity, conclusion, and then we’re going to allow some time for questions and answers. With that said, let’s get into the presentation and I’ll turn it over to Mike Stivala to walk you through the transaction.

M. Stivala	Thank you Mike and good morning to everyone. Thank you all for taking the time to join us this morning.

On slide 6, we summarize the transaction structure and some relevant aspects to consider. First, Suburban is purchasing the retail propane business and operations of Inergy, LP for a total consideration of $1.8 billion subject to certain adjustments. The consideration will be in the form of, one, $600 million of new suburban common units issued to Inergy, the majority of which will be distributed by Inergy to its unit holders; and two, an exchange of certain of Inergy’s existing unsecured senior notes with an aggregate principle now of $1.2 billion for a combination of up to $1 billion of new Suburban senior notes and up to $200 million of cash. Please refer to the press release issued by us this morning for more information about the exchange.

SUBURBAN PROPANE

Host: Davin D’Ambrosio

April 26, 2012/11:00 a.m. EDT

Suburban intends to issue approximately $250 million of new common units in a secondary public offering subject to market conditions, which we use to fund the cash portion of the exchange, as well as the fees and expenses associated with the transaction and the related transaction financing. In addition, in connection with the transaction, Suburban received the requisite consents from the lenders under its existing revolving credit facility in order to proceed with the transaction and receive commitments from the certain lenders to upsize the credit facility from the current $250 million capacity to $400 million, subject to the transaction closing. This is in recognition of the increased size of the company.

To round out the financing and related activities, we also received commitments from certain lenders for a $250 million, 364-day term-loan facility, which will be used only in the event the equity financing is not completed prior to closing. The transaction closing is conditioned on the customary Hart-Scott-Rodino approvals, as well as closing of the exchange offers in addition to other customary conditions in the contract.

We expect to close sometime in the second half of fiscal 2012, and as you’ll see, as we go through this presentation, we are very excited about the benefits of this combination, which effectively doubles the size of the company, enhances our growth prospects and cash flow profile as we seek to achieve $50 million in synergies once fully integrated.

SUBURBAN PROPANE

Host: Davin D’Ambrosio

April 26, 2012/11:00 a.m. EDT

Finally, yesterday our Board of Supervisors approved an increase in the annualized distribution rate from $3.41 per common unit to $3.50 per common unit as an increase of 2.6%, which is subject to closing of the transaction and is expected to be paid in respect to the first quarter of fiscal 2013 ending December 29, 2012.

Moving over to slide 7, this diagram provides an overview of the transaction structure. As stated, Suburban is acquiring the retail propane assets and operations with the wholesale propane operations remaining back with Inergy. As you will see, inclusive of Suburban’s existing $250 million of unsecured senior notes, once the transaction is consummated we expect to have $1.25 billion of unsecured senior notes and $100 million outstanding under our amended $400 million revolver, which provides us with plenty of liquidity. It is also important to note that we expect to finance the transaction with a good mix of debt and equity, including for the majority of the costs and expenses for the deal, thus, preserving our on-hand cash for added liquidity.

Now, I’ll turn it back to Mike Dunn to take you through the strategic rationale.

SUBURBAN PROPANE

Host: Davin D’Ambrosio

April 26, 2012/11:00 a.m. EDT

M. Dunn	Thanks Mike. As most of you know, over the years we’ve developed an operating philosophy and platform that is certainly well-equipped to optimize integration and synergy opportunities. We have a proven track record of managing our cost structure and driving operating efficiencies. We have an advanced system platform that is stable and scalable, and of course, this management team has been together for nearly ten years.

The increased size, scale and financial resources reduces overall business risk profile and allows us again to partner with a well-seasoned company. Ability to expand our customer and partner customer satisfaction initiatives into a larger customer base and new geographies. All the time and effort put into our customer service behavior, practices, training, will join with Inergy’s best practices as well, and this should be a good thing for both customer bases.

The valuation, we believe, is attractive in a more normalized weather scenario. The synergy opportunities, again, further enhance the returns and as Mike suggested in his opening remarks, our history of conservative approach towards managing financial metrics is certainly forefront in our minds.

SUBURBAN PROPANE

Host: Davin D’Ambrosio

April 26, 2012/11:00 a.m. EDT

Our focused business strategy on increasing value to investors, as well as creating opportunities for our employees through initiatives both internal and external that are geared towards achieving sustainable profitable growth. Over the years, we’ve driven operational efficiencies to a point where our geography is broad, our talent is deep. We have streamlined our operation, our cost structure. We have enhanced our customer mix by focusing on value-added customers. We’ve maximized our customer growth and retention. Our focus, as you know, is on our markets and our customer base.

Externally, we’ve been very disciplined with respect to acquisitions. In 2010 and 2011, we did five small ones. In 2003, of course, we did Agway. Our focuses would still be on mid-size regional propane distributors, consolidation of majors, and the broader geography could conceivably create additional opportunities for us. Other MLP qualifying assets to diversify our platform would still remain on radar screen, and that’s why it’s imperative for us to keep our balance sheet in good place.

SUBURBAN PROPANE

Host: Davin D’Ambrosio

April 26, 2012/11:00 a.m. EDT

So to focus, our streamlining our operations, operating our technology, strengthening our balance sheet and building an infrastructure for efficiency and unsurpassed customer service has basically been the focus that Suburban has taken over the years. In 2005 we began an initiative called Project Industry Leader. With that, we redefined our business model and our target customer. We exited lower margin businesses. We reorganized our service business. We stopped trying to be everything to everyone, and we redefined the roles of our customer service representatives.

Again, bottom line, focusing our attention on our business, our efficiencies, our customers and giving our employees the opportunity to excel. We optimized our footprint through economies of scales. We created a larger geography, which attracted stronger people, and focuses on our customer.

We’ve rationalized our actions and our activities. We streamlined regional operational management structure, mostly around functions. We operated our field management team through the bigger geography. As I said, we are able to attract and retain more talented people.

SUBURBAN PROPANE

Host: Davin D’Ambrosio

April 26, 2012/11:00 a.m. EDT

From our IT perspective, we’ve optimized our production activity with proper forecasting and routing. We share a one system environment. The environment has a dashboard that we created for our field personnel so that they can better view the efficiencies, their customer base, their routing, the behavior of their people, and their production.

We’ve consolidated certain back office functions. We eliminated as much as we could from mundane tasks so that again our field personnel are focused on customers. Again, we have the one retail system, but we set out to overhaul the propane business, by focusing our people on the customer.

In 2011, we embarked on the next evolution of organizational change through a project called ‘Focus.’ We further consolidated our footprint from ten regions to five. We created larger geographies to further drive efficiencies. We expanded our regional management team. We rationalized certain asset management functions. We centralized the cash application function. We centralized additional back office functions.

So again, those are a lot of words on paper. Essentially, the cash application function—we went from eleven to two. From back office functions, again, we further eliminated mundane tasks that distracted our people in the field from their primary focus, which is the customer base.

SUBURBAN PROPANE

Host: Davin D’Ambrosio

April 26, 2012/11:00 a.m. EDT

We leveraged our strength in our market to understand our market, to understand our people, their skills, focus our folks on service and to treat our customers fair. We realigned and refocused our regional sales force. We delineated responsibilities of regional management—all with, again, a common goal of met customer base growth. The new structure is intended to allow local management to better focus on the market and the customer base.

With that, I’ll turn it back to Mike Stivala.

M. Stivala	Well, thanks again Mike. I think most of you know us very well. I think that was a good historical view of where Suburban’s focus has been internally over the past several years, which has really put us in a best position to move forward with an opportunity here that we’re extremely excited about.

So, I’ll take you through that opportunity now as we flip over to slide 14. We’re very excited with the prospects of leveraging our technology platform on a broader geography and customer base, while at the same time combining the best practices and talented resources of both companies. This map of our combined operations gives you a good sense of our expanded presence as well as the overlapping service territories.

SUBURBAN PROPANE

Host: Davin D’Ambrosio

April 26, 2012/11:00 a.m. EDT

As of the end of fiscal 2011, our combined operations were serving approximately $1.2 million propane customers from 461 managed locations and we combined and sold nearly 625 million retail propane gallons. As I stated earlier, this combination effectively doubled the size of Suburban, and as you can see by the green dots, which represent Inergy locations, we have expanded our geography into eleven new states. We look forward to welcoming the nearly 2300 Inergy employees into the Suburban family as we continue to strive towards delivering outstanding service to our valued customers as Mike indicated.

Over to slide 15—these graphs give you a snapshot of the estimated, combined operations based on pro forma combined figures as of the end of the most recent fiscal year, which ended September 2011. On the upper left is our combined market share of approximately 7% making Suburban the third largest retail propane marketer in the United States. On the bottom left, you can appreciate our greater geographic reach. Now with nearly 20% of our operations in the Midwest, and yet strengthening our presence on the east coast, where we now have approximately 60% of our propane operations.

SUBURBAN PROPANE

Host: Davin D’Ambrosio

April 26, 2012/11:00 a.m. EDT

On the upper right, you can see that propane continues to be our bread and butter. It accounts for nearly 85% of the combined gross margins of the two entities.

On the bottom, looking at our customer mix, approximately 51% of the combined propane volumes were sold to residential customers on a pro forma basis in fiscal 2011. This is a function of combining Inergy’s higher concentration of residential customers with what prior to the acquisition was around 45% for Suburban on a stand-alone basis. Therefore, our increased scale has a well-balanced customer mix to counter some of the seasonality and the geographic diversity will help reduce the effects of unseasonably warm weather in any one region of the country.

Moving over to slide 16, this is really what excites us the most. As Mike described, Suburban has primarily focused internally over the past several years, investing in our people and technology and refining our operating model to put our field personnel in the best position to focus on their markets and on the customer base.

SUBURBAN PROPANE

Host: Davin D’Ambrosio

April 26, 2012/11:00 a.m. EDT

As we seek to combine the best practices of the two companies, we expect the field personnel to remain focused on providing exceptional service to the combined customer base. We see significant opportunities to drive operational efficiencies across a broader geography. Our system’s platform is advanced and certainly scalable. We will seek to leverage that technology for enhanced routing, forecasting, and customer relationship management, as well as to centralize certain back office functions. Again, steps that we believe will help to combine field personnel, maintain a focus on growth, while at the same time, integrating the business.

When we look back at the map of our combined operations, there is significant overlap within Suburban’s existing footprint, as well as significant concentration in territories not currently served by Suburban. As I mentioned earlier, we estimate approximately $50 million of operating synergies once the businesses are fully integrated. We’ve developed a very detailed integration plan, which we expect will phase the synergies in over a three-year period as we continue to refine the combined operating model.

SUBURBAN PROPANE

Host: Davin D’Ambrosio

April 26, 2012/11:00 a.m. EDT

As for the estimated run rate EBITDA used by Suburban for purposes of our evaluation of the business acquired, we estimated $185 million based on our evaluation of the historical performance of the retail propane operations primarily for the periods prior to fiscal 2012’s heating season. This morning Inergy issued a press release which was filed on a Form 8-K that contains Inergy’s preliminary estimates of EBITDA of their retail propane operations for the three month period ending March 31, 2012 as well as for the most recent fiscal year ended September 30, 2011. We encourage you to refer to that Form 8-K for assessed preliminary estimates of EBITDA for those recent quarter and fiscal year periods.

Obviously, given the record-warm temperatures experienced during the fiscal 2012 heating season, one of the many assumptions in our evaluation was the estimated impact of a return to a more normalized weather pattern. Once we have cleared all necessary conditions to close, we will get to work executing our integration plans in order to maximize the potential of the combined operation, and we’re extremely excited with the opportunities that this presents to Suburban.

With that, I’ll turn it back to Mike to close this out.

SUBURBAN PROPANE

Host: Davin D’Ambrosio

April 26, 2012/11:00 a.m. EDT

M. Dunn	Thanks Mike. As we said throughout the presentation, we are focused on synergies. We are focused on the opportunity and we look forward and are excited at closing this transaction and moving forward. Our philosophy and platform is well-equipped to optimize the integration and the synergy opportunities as we said earlier. We have a proven track record. Our system’s environment is stable and scalable. The management team, as I said, has been together for nearly ten years. In a more normalized weather scenario, this is an extremely attractive value, and our history of conservative management with respect to our balance sheet will only bring good things to Suburban in the future.

With that, I would like to open it up for questions. If Kathy can help with us that, I would appreciate it.

Moderator	Thank you. (Operator instructions.) Our first question is from the line of Ted Durbin. Your line is open Mr. Durbin, please go ahead.

T. Durbin	Thanks. Congratulations on your transaction. Just, maybe you can tell us a little bit more about the $50 million of synergy savings. Do you think of that as a ratable over the next three years; is it front or back end loaded?

SUBURBAN PROPANE

Host: Davin D’Ambrosio

April 26, 2012/11:00 a.m. EDT

M. Dunn	Ted, it’s probably back-end loaded. The bulk of the synergies, I think will be experienced between years two and three.

T. Durbin	I guess I was a little unclear, would you say it’s more back-office or is it more serve operational in logistics? Maybe characterize the synergies a little bit better.

M. Dunn	It’s probably more driven to the geography, so I would say that the fields will be the dominant contributors to the synergies.

T. Durbin	Okay, you talked a little bit about your strategy here about exiting some of the low-margin businesses. Do you see that as an opportunity here? In other words, you’re showing that your run rate EBITDA as being a little bit lower than what they had reported for the last fiscal year. Is that more exiting and kind of get another low margin in volumes, or how do you see that?

M. Dunn	I’m not really sure I understand the question. I mean, this past year, the bulk of any real change year-over-year has been a result of weather.

SUBURBAN PROPANE

Host: Davin D’Ambrosio

April 26, 2012/11:00 a.m. EDT

T. Durbin	Yes. Okay, and then, how are you thinking about your strategy around limiting maybe some of the customer churn that you sometimes see when you have acquisitions like this?

M. Dunn	We built some; we built a percentage of customer churn into our model.

T. Durbin	Okay. Great, that’s it for me, thanks.

M. Dunn	Thank you.

M. Stivala	Thanks, Ted.

Moderator	Our next question is from the line of Gabe Moreen. Your line is open Mr. Moreen, please go ahead.

G. Moreen	Thank you, and congratulations to everyone on the transaction.

M. Stivala	Thank you Gabe, appreciate that.

SUBURBAN PROPANE

Host: Davin D’Ambrosio

April 26, 2012/11:00 a.m. EDT

G. Moreen	Great. A couple of questions from me, not to beat on the synergy number, but it seems like you’re indicating it’s mostly coming from the cost side, if you can talk maybe, about on the margin side, whether you think there’s things you can do there over the next couple of years. You know, Inergy’s approach to margins in the business versus your own approach and whether that is or is not included in the $50 million, and, you know, just the opportunities out there?

M. Dunn	No, we’re not including any margin change in the synergy number.

G. Moreen	Okay, but do you think you can take Inergy wise margins higher or lower? Just to compare them to own existing base business.

M. Dunn	I can’t answer that question today.

G. Moreen	Okay. Then another question. I just want to make sure, I’m sorry, I jumped on the call a couple of minutes late, but just that the transaction here is strictly the retail propane ops and it doesn’t incorporate Inergy-wise wholesale propane distribution options.

M. Dunn	Correct.

SUBURBAN PROPANE

Host: Davin D’Ambrosio

April 26, 2012/11:00 a.m. EDT

G. Moreen	Did you take a look at that too, and any reason you may or not have passed on that?

M. Dunn	We did not take a look at that. We were only interested in the retail propane business.

G. Moreen	Okay, and then Mike just a larger picture—you know, realizing the initial bump here in a distribution and just thinking longer term about restarting distribution growth in the context of this transaction where your leverage metrics are going to be after it, and I guess what you feel is appropriate coverage, particularly given the recent weather we’ve had, more than anything else?

M	I think we’ll stick with our conservative approach towards distributions, which has always been to try to target at 1.2 times maintenance capex number.

G. Moreen	Okay. Great, well congrats again guys.

M. Dunn	Thanks, Gabe.

SUBURBAN PROPANE

Host: Davin D’Ambrosio

April 26, 2012/11:00 a.m. EDT

Moderator	Our next question is from the line of Darren Horowitz. Your line is open Mr. Horowitz, please go ahead.

D. Horowitz	Good morning guys and to echo everybody’s comments, congrats on the transaction.

M. Stivala	Thanks Darren.

M. Dunn	Thank you.

D. Horowitz	Yes, just two quick questions from me with Mike the enhanced scale and better geographic diversification and customer mix and theoretically, all things combined, certainly lower risk, has the thought process as it relates to the way you guys run the balance sheet changed at all? Obviously, there is theoretically going to be a slightly larger working capital need, but I’m just kind of wondering if you’re going to still stay as conservative as you were or if anything has shifted maybe even just the slightest bit?

M. Dunn	I don’t think we’ll be as conservative as we’ve been historically, because we were trying to position ourselves to do something like we just did, but the reality of it is, is we’ll always be mindful of our balance sheet and our target is always to stay in that 3 to 3.5 debt to EBITDA range.

SUBURBAN PROPANE

Host: Davin D’Ambrosio

April 26, 2012/11:00 a.m. EDT

M. Stivala	As I mentioned in my remarks too, Darren, that one of the important aspects of how we finance this thing was to strike a good balance of debt and equity and with the intended follow on equity offering, as well as the equity consideration to Inergy, combined with the debt side, it’s a pretty good balance, as well as the preservation of cash that we are looking to achieve by financing all of the transaction-related cost was an important aspect of our strategy.

D. Horowitz	Okay, but from a working Cap perspective, historically the model that always has been funding working capital from operationally generated cash flow, given the enhanced scale and the associated capital commitment, that is going to change a bit I’d imagine, so maybe a bit more of a reliance on the revolver to a certain extent during seasonally strong periods?

M. Stivala	Well, I think that’s the point on the preservation of cash. If you look at the end of December—we haven’t issued our March numbers yet, but if you look at the end of December, we had nearly $90 million of cash on the balance sheet. We may use a little of that to pay some of the expenses of this, but for the most part, we’re looking to finance the fees associated with this transaction, so that gives us good comfort going in both for funding the incremental needs for integration, as well as the incremental needs of working capital for the bigger platform.

SUBURBAN PROPANE

Host: Davin D’Ambrosio

April 26, 2012/11:00 a.m. EDT

But we’re also upsized our revolver to $400 million and we’ll only have $100 million drawn on that. We have plenty of liquidity and to the extent we need to, we will. Certainly, the bigger platform will come with bigger working capital needs.

D. Horowitz	I appreciate the call and again, guys, congratulations.

M. Dunn	Thank you.

M. Stivala	Thank you very much, Darren.

Moderator	Our next question is from the line of Ron Londe. Your line is open Mr. Londe. Please, go ahead.

R. Londe	Thank you. Yes, congratulations, guys. It’s about time.

SUBURBAN PROPANE

Host: Davin D’Ambrosio

April 26, 2012/11:00 a.m. EDT

M. Stivala	What did you say, “About time?”

R. Londe	I just have a couple of questions, which surround integration costs. Do you expect the integration, some integration cost up front or are you going to wait until—since this acquisition is going to happen as the fall starts, do you expect it to come later in the period? I know you said earlier that this cost savings would be in year two and three, but do you expect some up front integration costs that might affect earnings? And also, from the standpoint from Inergy, have you come to any agreement with Inergy to use their LPG storage facilities up in the northeast?

M. Dunn	Well, the LPG storage facilities, no we did not come to any formal agreement. However, I can assure you that Inergy will be a key supplier, even though there was no formal arrangement made, but they will be a key-supplier to our expanded platform. With respect to the cost involved in attaining the synergies, I’ll turn that over to Mike.

SUBURBAN PROPANE

Host: Davin D’Ambrosio

April 26, 2012/11:00 a.m. EDT

M. Stivala	I think to Mike’s point earlier, the bulk of the net synergies will be at the tail end of year one and more so ramping up in year two and three because of that, Ron. We will have some incremental operating costs and some incremental capital expenditures as we integrate the businesses, so you may not see the full net effect of those synergies rolling in until the mid-part of first year and then certainly in year two and into three.

R. Londe	Okay, thank you.

M. Stivala	Sure.

Moderator	Our last question comes from the line of John Tysseland. Your line is open Mr. Tysseland. Please, go ahead.

J. Tysseland	Hi, guys.

M. Dunn	Hey, John.

J. Tysseland	Quick question. I think you guys might have addressed this already. I got on the call a little bit later, but can you describe the evolution of this transaction, kind of how did it come to you guys, or how did you win this transaction? Was it an open bidding process, or was it something that you guys just kind of called each other on?

SUBURBAN PROPANE

Host: Davin D’Ambrosio

April 26, 2012/11:00 a.m. EDT

M. Dunn	Well, John, we’ve been talking to each other for a number of years as has been the case with any of the other majors. So, the conversation really got serious towards the middle end of February and we were able to do all that we needed to do to put together what we considered to be a reasonably complex transaction.

J. Tysseland	Is this something where you see their footprint as the most desirable or the best fit, I should say, maybe with your footprint?

M. Dunn	Well it was the best fit left. I mean, yes, it would be nice if we were able to pick up some west coast market, but the footprint is certainly good for us with respect to the synergy potential.

J. Tysseland	There’s one other one out there, but anyway.

M. Dunn	There is one other one out there.

J. Tysseland	How many distribution centers do you estimate that overlap specifically that you’re going to drive a lot of those synergies out of? Is there a particular region or is there an actual number that you have in mind?

SUBURBAN PROPANE

Host: Davin D’Ambrosio

April 26, 2012/11:00 a.m. EDT

M. Dunn	It’s going to take some time to get to that point, because obviously there’s a lot of training with respect to our systems. Our model, as you know, John, is a little more centralized. Their model is a little more decentralized, and I think once we can get their folks more familiar with our systems environment and all of the attributes that come along with it, and get them more focused on their markets and so forth and so on, it’ll be easier to be more definitive, if you will, with respect to that. However, just to give you a ballpark idea, when we look at a fifty-mile radius, we’re looking at upwards of 100 locations.

J. Tysseland	Do you kind of look at this as a—just curious of your perspective—as an easier transition than Agway, or more difficult?

M. Dunn	This will probably be easier because we are far better positioned than we were when we did Agway. From a systems standpoint, from a people standpoint, from a business philosophy and cultural standpoint.

J. Tysseland	Then lastly, you had mentioned your target leverage of what you’re comfortable with. You’ve, obviously, been running well below the target that you mentioned. How should we think about that over the next couple of years? Where do you think you start out at first and then what is your target level each year as you ratchet down?

SUBURBAN PROPANE

Host: Davin D’Ambrosio

April 26, 2012/11:00 a.m. EDT

M. Stivala	It’s sort of difficult to answer some of that, John, just because of the obvious. We haven’t issued our second quarter results, which will come out sometime next week. We’re targeting around next Thursday. I think we can be a little bit more open with that as you’ll be able to see.

The pro formas will be also issued around that same time and you can get a good look of what the businesses look like— combined pro forma for last fiscal year 2011 and for this current fiscal year, which obviously, both companies have experienced the same effect of a record-warm winter throughout the heating season. So, I would encourage you to look at that when that comes out, and it would look different for those two periods that will be presented in those pro formas as a result of that weather if that helps you.

J. Tysseland	Yes, that’s fair. We’ll check back with you guys. That’s all for me. Thank you.

M. Dunn	Thank you, John.

SUBURBAN PROPANE

Host: Davin D’Ambrosio

April 26, 2012/11:00 a.m. EDT

M. Stivala	Thank you, John.

M. Dunn	Kathy, does that—?

Moderator	There are no further questions at this time.

M. Dunn	Okay, with that said, again, I thank everyone for joining us today, and we look forward to talking to you next Thursday. Thank you.

M. Stivala	Thank you all.

Moderator	Ladies and gentlemen, this conference will be available for replay after 2 p.m. today until the 27th of April, 2012 at midnight. You may access the ATT Executive playback services at any time by dialing 1(800)475-6701 and entering the access code of 246767.

That does conclude our conference for today. Thank you for your participation and for using ATT Executive TeleConference Service. You may now disconnect.

Unitholders and investors are urged to read the Company’s registration statement on Form S-1, along with any amendments or supplements thereto, when they become available, because they will contain important information about Suburban and the transaction with Inergy. You may obtain a free copy of the Form S-1, when it becomes available, as well as other filings containing information about Suburban, at the SEC’s web site at www.sec.gov. A free copy of the Form S-1, when it becomes available, and the filings with the SEC that are incorporated by reference in the Form S-1, may also be obtained from Suburban by directing the request to: Michael Stivala, Chief Financial Officer, Suburban Propane Partners, L.P, One Suburban Plaza, 240 Route 10 West, PO Box 206, Whippany, NJ 07981-0206, telephone 973-503-9252.

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the Securities and Exchange Commission for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the Securities and Exchange Commission web site at www.sec.gov. Alternatively, the Company will arrange to send you the prospectus, if you request it by calling (973) 503-9252.

The registration statement filed with the Securities and Exchange Commission relating to the proposed offering can be accessed directly at:

http://www.sec.gov/Archives/edgar/data/1005210/000095012309032938/y02087sv3asr.htm

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers or other notices were automatically generated as a result of this communication being sent via Bloomberg or another email system.